CHINA INFRASTRUCTURE CONSTRUCTION CORPORATION
C915 Jia Hao International Business Center
116 Zizhuyuan Road Haidan District
Beijing, China 100097
Tel. 86-10-5170-9287
Fax 86-10-8844-8198

April 29, 2010

Mr. Edward M. Kelly
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: China Infrastructure Construction Corporation
Registration Statement on Form S-1
Filed March 26, 2010
File No 333-165742

Dear Mr. Kelly:

Reference is made to your comment letter, dated April 19, 2010, relating to the subject Registration Statement on Form S-1 (the “Comment Letter”).  Set forth below are the comments contained in the Comment Letter followed by our response thereto. Unless otherwise specified in our responses, references to page numbers are to the version of the document subject to the Comment Letter, and not to the amended version we are filing with the submission of this letter. Contemporaneously with the filing of this letter we are filing Amendment No. 1 to Registration Statement on Form S-1.

General

2.
Please tell us whether the selling securityholders identified in the resale prospectus will be able to sell their securities at the same time that the underwriter can sell the securities that it will receive in the underwritten offering. If the selling securityholders are subject to lock-up agreements or other contractual restrictions on their ability to sell their securities for some period of time after the underwritten offering, please revise your disclosure to describe such restrictions.

Response: The selling securityholders identified in the resale prospectus will be able to sell their securities at the same time that the underwriter can sell the securities that it will receive in the underwritten offering. The selling securityholders are not subject to any lock-up agreements or other contractual restrictions on their ability to sell their securities.

Calculation of Registration Fee Table

3.	Indicate by footnote or otherwise the number of shares of common stock in the underwritten offering and the number of shares of common stock in the resale offering.

Mr. Edward M. Kelly
U.S. Securities and Exchange Commission
April 29, 2010

Response: We have revised the fee table and respective footnotes to include the number of shares of common stock in the resale offering. The number of shares of common stock in the underwritten offering is currently unknown and will be based on a per share offering price to be determined later. The registration fee was calculated pursuant to Rule 457(o), which permits to calculate the registration fee on the basis of the maximum aggregate offering price of the securities listed in the fee table.

Prospectus Cover Page

4.	Please add a brief description of the underwriting arrangements. Please refer to Item 501(b)(8) of Regulation S-K.

Response: We have revised accordingly.

Special Note Regarding Forward-Looking Statements, page 15

5.
We note the disclaimer that China Infrastructure Construction cannot guarantee the accuracy or completeness of the statistical and other industry data contained in the prospectus. Since China Infrastructure Construction may not disclaim responsibility for information that it has chosen to include in the prospectus, please delete the disclaimer.

Response: We have revised to delete the disclaimer that China Infrastructure Construction cannot guarantee the accuracy or completeness of the statistical and other industry data contained in the prospectus.

Directors and Executive Officers, page 37

6.	Please provide disclosure of the qualifications of each director as required by Item 401(e) of Regulation S-K. For guidance, you may wish to refer to Release No. 339089.

Response: We have revised to provide disclosure of the qualifications of each director as required by Item 401(e) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 42

7.	Please specify the subject matter of each related party payable transaction. See Item 404 of Regulation S-K.

Response: We have revised the respective disclosure accordingly.

Principal Stockholders, page 44

8.	We note that in the table you show that Rang Yang beneficially owns 400,000 shares, Rui Shen beneficially owns 5,860,022 shares, and Guiping Liao beneficially owns 1,440,607 shares.

Mr. Edward M. Kelly
U.S. Securities and Exchange Commission
April 29, 2010

•
We note from footnote nine to the table that Ms. Liao is Mr. Yang's spouse. Please provide us your analysis why their share holdings reflected in the table do not include each other's holdings. For guidance, you may wish to refer to Question and Answer 105.05 in the Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting of our "Compliance and Disclosure Interpretations" which are available on the Commission's website at http://www.sec.gov.

•
We note from footnote three to the table that Mr. Yang has the option to purchase 6,684,706 shares from Mr. Shen. Please provide us your analysis why you have not included these shares in the holdings in the table for Mr. Yang. In addition, please provide us your analysis why you have not included all of these shares in the holdings in the table for Mr. Shen.

Response: We have revised the principal stockholders table to reflect that holdings of each of Mr. Yang and Ms. Liao include each other’s holdings. The correct number of shares currently held by Mr. Shen is 5,860,022. Of those, Mr. Yang has currently a call option to purchase 5,113,384 shares upon occurrence of certain events. We have revised the principal stockholders table to include these shares in the holdings of Mr. Yang.

Description of Capital Stock, page 46

9.
We note the "qualified in its entirety" language in the first paragraph. China Infrastructure Construction may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. Accordingly, please delete the reference to Colorado law. See Rule 411(a) of Regulation C under the Securities Act.

Response: We have revised to delete the reference to Colorado law.

Material United States Federal Income Tax Considerations, page 47

10.
Please remove the word "certain" in the first sentence of the first and last paragraphs under "General" because the word "certain" may imply that China Infrastructure Construction has not disclosed all material United States federal income tax considerations.

Response: We have revised accordingly.

U.S. Holders, page 48

11.
Remove the word "generally" in the first two paragraphs under "Taxation of Distributions" on page 48 and the words "In general" and "generally" in the first paragraph under "Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock" on page 49 because the words may imply that investors cannot rely on the disclosure.

Response: We have revised accordingly.

Mr. Edward M. Kelly
U.S. Securities and Exchange Commission
April 29, 2010

Resale Prospectus' Outside Front Cover Page

12.	We note the statements:

•	"Under the terms of the warrants, cashless exercise is permitted in certain circumstances."
•	"We will not receive any proceeds from any cashless exercise of the warrants."

Since no warrants are being registered and offered under this registration statement, please delete the statements.

Response: We have revised accordingly.

Selling Stockholders, page 18

13. We note the statements:

•	"Except as noted below, neither of the Selling Stockholders is a broker-dealer or an affiliate of a broker-dealer."

•
"Excepted as noted below, neither of the Selling Stockholders has or has had within the past three years any position, office, or other material relationship with the Company or any of its predecessors or affiliates."

Since there are more than two selling stockholders, please revise these and any other similar statements to encompass all of the selling stockholders.

Response: We have revised accordingly.

Undertakings, page 59

14.
Please include the Rule 430B undertaking required by Item 512(a)(5)(ii) of Regulation S-K, the Rule 430A undertaking required by Item 512(i)(2) of Regulation S-K, and the primary offering undertakings required by Item 512(a)(6) of Regulation S-K.

Response: We have revised accordingly to include the respective undertakings.

Exhibit 5.1

15.
We note that China Infrastructure Construction intends to file the legal opinion by amendment to the registration statement. Please allow us sufficient time to review the legal opinion before requesting acceleration of the registration statement's effectiveness.

Response: We have filed the legal opinion with Amendment No.1 to Registration Statement filed contemporaneously with this submission.

Exhibit 21.1

16.	Please list the state or other jurisdiction of incorporation or organization of each subsidiary as required by Item 601(b)(21)(a) of Regulation S-K.

Mr. Edward M. Kelly
U.S. Securities and Exchange Commission
April 29, 2010

Response: We have revised accordingly.

Very truly yours,

China Infrastructure Construction Corporation

By:	/s/ Yiru Shi
Yiru Shi
Chief Financial Officer